December 23, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C.  20549-3561
Attention: Larry Spirgel, Office Chief; Patrick Faller, Staff Attorney

Re:	Stronghold Digital Mining, Inc. Amendment No. 1 to Form S-1 Registration Statement on Form S-3 Registration Statement Filed November 23, 2022 File No. 333-267869

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 13, 2022, with respect to Amendment No. 1 to Form S-1 Registration Statement on Form S-3 Registration Statement, File No. 333-267869, filed with the Commission on November 23, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, we are publicly filing an Amendment No. 2 to the Registration Statement on Form S-3 (“Amendment No. 2”) via EDGAR.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to Amendment No. 2. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in Amendment No. 2.

Amendment No. 1 to Form S-1 Registration Statement on Form S-3 Registration Statement filed on November 23, 2022

General

1.
With a view towards revised disclosure, advise whether you are dependent on any platform to liquidate your bitcoin or convert it into fiat currency. Address the company’s reliance on any such platform. Additionally, please discuss how recent market events, including the bankruptcies of certain crypto market participants, and the downstream effects of those events have impacted or may impact your business, service providers, counterparties and market in which you operate, either directly or indirectly. For example, discuss the potential impact of the platform limiting its services as a result of these events.

RESPONSE: We acknowledge the Staff’s comment and have included disclosure in Amendment No. 2 to discuss our reliance on the platform we use to liquidate our bitcoin and include a general discussion regarding recent market events, including the bankruptcies of certain crypto market participants, and how such event have or may impact us. We respectfully advise the Staff that, due to the continuing volatility of the digital assets industry and Bitcoin, it is difficult at this time to quantify or address all of the risks associated with such recent market events, and the downstream effects of those events, that may  impact our business, service providers, counterparties and market in which we operate, either directly or indirectly. Please see pages 2, 7, 8 and 9 of Amendment No. 2.

2.
We note your response to prior comment 2. In light of the “depressed Bitcoin mining economics” you describe in your most recent quarterly report, please provide the data that supports your statement that you are able to “produce Bitcoin at a cost that we believe is attractive versus the price of Bitcoin, and generally below the prevailing market price of power that many of our peers must pay.” In this regard, revise your disclosure to include a “breakeven analysis” comparing the value of one mined Bitcoin to your cost to mine the one Bitcoin. Your analysis should identify and explain the inputs used in your calculation.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosure in Amendment No. 2 to (i) provide support for our statement regarding our cost to mine Bitcoin and (ii)  include a “breakeven analysis” comparing the value of one mined Bitcoin to our cost to mine the one Bitcoin. Please see page 1 of Amendment No. 2.

3.
Describe any material risks to your business from the possibility of regulatory developments related to crypto assets and crypto asset markets. Identify material pending crypto legislation or regulation and describe any material effects it may have on your business, financial condition, and results of operations. Additionally, with a view towards revised disclosure, advise whether there are any material risks to the Company’s business in connection with the recent enactment of legislation in New York establishing a two-year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources or the possibility of similar laws being enacted in the United States.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we have described material risks to our business resulting from the possibility of regulatory developments related to crypto assets and crypto asset markets in our Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”). Please see “Risk Factors – Regulatory Related Risks” in the 2021 Form 10-K, including the risk factors titled: “We are subject to a highly-evolving regulatory landscape and any adverse changes to, or our failure to comply with, any laws and regulations could adversely affect our business, prospects or operations.”; “The cryptoeconomy is novel and has little to no access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of crypto assets or crypto asset platforms adverse to our business.”; and “Bitcoin’s status as a ‘security,’ a ‘commodity’ or a ‘financial instrument’ in any relevant jurisdiction is subject to a high degree of uncertainty and if we are unable to properly characterize a crypto asset, we may be subject to regulatory scrutiny, investigations, fines, and other penalties, which may adversely affect our business, operating results, and financial condition.”

Further, in response to the Staff’s comment, we have added or updated our Risk Factor disclosure in Amendment No. 2 to (i) update for material risks to our business from possible regulatory developments related to crypto assets and crypto asset markets, (ii) update for material pending crypto legislation or regulation and any material effects it may have on our business, financial condition, and results of operations, and (iii) discuss any material risks to our business in connection with the recent enactment of legislation in New York establishing a two-year moratorium on issuing permits for certain cryptocurrency mining operations that use carbon-based power sources. Please see the Risk Factor titled “—Crypto Asset Mining Related Risks—Governmental actions may have a materially adverse effect on the crypto asset mining industry as a whole, which would have an adverse effect on our business and results of operations” on pages 9 and 10 of Amendment No. 2.

4.
We note that on November 30, 2022, you were notified by Nasdaq that the Company is not in compliance with the minimum bid price requirements for continued listing on The Nasdaq Global Market. Please include a recent development section in your prospectus summary to disclose the Nasdaq notification letter and the impact on your Company if you are unable to regain compliance. Additionally, to the extent material, describe any of the following risks due to disruptions in the crypto asset markets:

•	Risk from depreciation in your stock price.
•	Risk of loss of customer demand for your products and services.
•	Financing risk, including equity and debt financing.
•	Risk of increased losses or impairments in your investments or other assets.
•	Risks of legal proceedings and government investigations, pending or known to be threatened, in the United States or in other jurisdictions against you or your affiliates.
•	Risks from price declines or price volatility of crypto assets.

RESPONSE: We acknowledge the Staff’s comment and have included revised disclosure in Amendment No. 2 under the caption “Prospectus Summary – Recent Developments” to describe the previously disclosed Nasdaq non-compliance notification letter and the impact if we are unable to regain compliance. Please see pages 2, 10 and 11 of Amendment No. 2. Further, in response to the Staff’s comment, we have updated our Risk Factor disclosure included in the 2021 Form 10-K, as subsequently amended in our Quarterly Reports on Form 10-Q, in Amendment No. 2 to update for additional material risks due to disruptions in the crypto asset markets. Please see the risk factors captioned “Risk Factors—Risks Related to Our Indebtedness and Liquidity—We may be unable to raise additional capital needed to grow our business” and “Risk Factors —Crypto Asset Mining Related Risks—Our future success will depend upon the value of Bitcoin and other crypto assets; the value of Bitcoin may be subject to pricing risk and has historically been subject to wide swings” beginning on pages 7 and 8 of Amendment No. 2, respectively.

5.
You disclose certain risks associated with the potential compromise of the private keys used to store crypto assets held for your own account or for that of your customers on page 34 of your annual report on Form 10-K. With a view towards revised disclosure, please clarify whether, with respect to your hosting services or other activities, you hold or otherwise store crypto assets for your customers. If material to an understanding of your business, discuss any steps you take to safeguard your customers’ crypto assets and describe any policies and procedures that are in place to prevent self-dealing and other potential conflicts of interest. Describe any policies and procedures you have regarding the commingling of assets, including customer assets, your assets, and those of affiliates or others. Identify what material changes, if any, have been made to your processes in light of the current crypto asset market disruption. Describe any material risks related to safeguarding your, your affiliates’, or your customers’ crypto assets. Describe any material risks to your business and financial condition if your policies and procedures surrounding the safeguarding of crypto assets, conflicts of interest, or comingling of assets are not effective.

RESPONSE: We acknowledge the Staff’s comment and respectfully advise the Staff that we do not currently hold or store, or otherwise comingle, crypto assets for our customers, including our hosting customers. While we supply power to our hosting customers, at no point do we hold or take possession of their crypto assets generated. In response to the Staff’s comment, we have revised the risk factor titled “The loss or destruction of private keys required to access any crypto assets held in custody for our own account may be irreversible. If we are unable to access our private keys or if we experience a hack or other data loss relating to our ability to access any crypto assets, it could cause regulatory scrutiny, reputational harm, and other losses” to remove all references to customers and to clarify our practice. Please see page 10 of Amendment No. 2. Should we begin to hold crypto assets for our customers in the future, to the extent material to an understanding of our business, we undertake to provide disclosure regarding this practice, including any steps we would take to safeguard our customers’ crypto assets and policies and procedures we would establish to address such storage activity, and to describe any relevant material risks.

Exhibits

6.	Please have counsel revise its legal opinion to address the securities being registered on your Form S-3 registration statement.

RESPONSE: We acknowledge the Staff’s comment and have refiled a revised Exhibit 5.1 to Amendment No. 2.

* * * * *

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 237-0022, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Gregory A. Beard
Name:	Gregory A. Beard
Title:	Chief Executive Officer

Enclosures

cc:
Patrick Faller, Staff Attorney
Larry Spirgel, Office Chief
Matthew J. Smith, Chief Financial Officer, Stronghold Digital Mining, Inc.
Matthew Usdin, General Counsel, Stronghold Digital Mining, Inc.
Daniel M. LeBey, Vinson & Elkins L.L.P.
Shelley A. Barber, Vinson & Elkins L.L.P.

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